September 8, 2008

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Ilia Lekach, Chief Eecutive Officer
Adrenalina
20855 NE 16th Avenue, Suite #C-16
Miami, Florida 33179

Re: Adrenalina
Form SB-2, Amendment 2, filed August 25, 2008
File Number 333-148836
Form 8-K filed August 26, 2008
File Number 0-52675

Dear Mr. Lekach:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Risk Factors, page 3</u>

1. The risk factor added in response to prior comment two refers to internal controls over financial reporting in the heading and to disclosure controls and procedures in the text of the risk factor. Please revise the heading and text to refer to both internal controls over financial reporting and disclosure controls and procedures.

Recent Financing, page 20

2. We note the response to comment six. Please also remove the 566,667 shares from the far right column as they are owned by one of the investors who is a selling shareholder.

3. Where you list recent issuances of securities, please also disclose the issuance of 148,254 shares in payment of liquidated damages and disclose the per share price of such shares.

4. Please add the supplemental response to prior comment seven to this section. Further, please disclose the impact, if any, of the other two issuances in June and August 2008 on the exercise prices of the warrants.

5. We repeat prior comment eight. The disclosure on pages one and 20 refers to principal, not interest.

Business, page 25

6. We reissue comments number 10 of our letter dated July 2, 2008 and number 26 of our letter dated February 22, 2008. We note the response to prior comment 10 in which you indicate any government regulation disclosure is generic and not useful to a prospective investor. Please tell us if this government regulation disclosure is material to an investment decision. If material, please revise your disclosure.

Corporate History, page 25

7. Please name the four largest shareholders who received the pharmaceutical net assets of Basic Services and whose shares were cancelled.   For each shareholder, please indicate the shares, if any, held after the share cancellations.

8. Please include in the disclosure in this section the information you have provided supplementally in response to comment number 13 of our letter dated August 15, 2008.

Certain Relationships and Related Transactions, page 39

9. We cannot locate the promoter disclosure requested by prior comment 14. Please provide the information which Item 404(c) of Regulation S-K requires, or advise supplementally why this is not necessary.

Unaudited Financial Statements for the period ended June 30, 2008
Unaudited Notes to the Consolidated Financial Statements
Note 4 – Long-term Debt, F-39

10. We have reviewed you response to our prior comment 16 noting your basis for recording a beneficial conversion feature. Your justification for utilizing a "marketability discount" appears to be inconsistent with the convertible note agreement filed as exhibit 10.3 in the Form 8-K filed on December 4, 2007 as there does not appear to be a requirement to settle the conversion of the notes in registered shares. In addition, your reference to Rule 144 relates to the resale of common stock which does not have an impact on the actual shares that can or should be issued as a result of the settlement of the conversion of the notes. It was also noted in your response that your reference to paragraph A8 of SFAS No. 123(R) as justification for not utilizing the stated market price of the common stock on December 3, 2007 does not appear to be applicable as your common stock clearly has observable market prices regardless of the trading volume. Based on the above factors, it would appear that the beneficial conversion feature should be determined as the difference between the effective conversion price (computed by dividing the relative fair value allocated to the convertible debt by the number of shares the debt is convertible into (with no restrictions)) and the stated market price of the common stock multiplied by the number of shares into which the debt may be converted. Please clarify or advise.

Other Exchange Act Reports

11. Please revise your other Exchange Act reports, as necessary, to comply with our comments above.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare Services

cc: Marc J. Ross, Esq.
By facsimile to (212) 930-9725